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                                                            EXHIBIT (4)(b)(i)(E)


                               [LOGO]METLIFE(R)

                      METROPOLITAN LIFE INSURANCE COMPANY
               One Madison Avenue--New York, New York 10010-3690

                          MULTIFUNDED ANNUITY CONTRACT

This contract is a tax-sheltered annuity under Section 403(b) of the Internal Revenue Code. It is a legal contract between you and MetLife that contains your benefits and rights and your beneficiary's rights in an easy to read Question and Answer format. Please read this contract carefully.

                                 SPECIFICATIONS

CONTRACT DATE                                   April 15, 1995

DATE FIRST CONTRACT YEAR ENDS                   December 31, 1995

OWNER'S NAME                                    John Smith

CONTRACT NUMBER                                 S123456789

FIXED INTEREST ACCOUNT ADMINISTRATIVE FEE       $20 (See item 13)

CHARGE FOR ADMINISTRATIVE EXPENSES              1.25% Annual Rate or
& MORTALITY AND EXPENSE RISKS                   .000034035 per day

ERISA APPLIES                                   Yes (See item 10)



ALL VALUES PROVIDED BY THIS CONTRACT WHICH ARE BASED ON THE INVESTMENT EXPERIENCE OF THE SEPARATE ACCOUNT ARE VARIABLE AND ARE NOT GUARANTEED AS TO AMOUNT. AVAILABLE SEPARATE ACCOUNT INVESTMENT DIVISIONS AS OF THE CONTRACT DATE
ARE: THE METROPOLITAN GROWTH, INCOME, DIVERSIFIED, AGGRESSIVE GROWTH, INTERNATIONAL STOCK AND STOCK INDEX DIVISIONS; AND THE CALVERT RESPONSIBLY INVESTED BALANCED DIVISION. A DESCRIPTION OF EACH OF THESE DIVISIONS IS INCLUDED IN THE PROSPECTUS YOU RECEIVED. THE PROSPECTUS IS NOT PART OF THIS CONTRACT.


10-DAY RIGHT TO EXAMINE You may return your contract to us at our designated office or to the person through whom you purchased it within 10 days of the date you receive it. If you return it within the 10 day period, the contract will be canceled from the Contract Date. We will return your purchase payment.


/s/ Joseph A. Reali                        /s/ T. Athanassiades
Joseph A. Reali                            Ted Athanassiades
Vice-President & Secretary                 President & Chief Operating Officer

31310 (T-95) OR                     Cover Page

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1.   WHAT DO THE BASIC TERMS IN MY CONTRACT MEAN?

     "Account Balance" is the entire amount we hold under this contract for you.

     "Contract Year" for the first year is measured from the contract date and continues to the date specified on the cover page. Each new contract year begins the next day. For example, if the contract date is May 15, 1995 and if the first contract year ends March 31, 1996, the second contract year begins April 1, 1996 and ends on March 31, 1997. The contract anniversary will be May 15th.

     "Code" means the Internal Revenue Code, of 1986 or as subsequently amended.

     "Purchase Payment" refers to money received in your contract whether sent by your employer or under a transfer or exchange.

     "Purchase Payment Year" for any purchase payment, for the first year, is measured from the date we receive it in our designated office and continues until the last day of the month in which the anniversary of such receipt occurs. Each new purchase payment year begins on the first day of the next month (this works much like contract years, except that purchase payment years are determined separately for each purchase payment).

     "Designated Office" is the administrative office servicing your contract. It is currently the Retirement and Savings Center, Metropolitan Life Insurance Company, 1125 17th Street, 8th Floor, Denver, CO 80201-6516. If we change it, we will tell you.

     "Funding Options" refers to the Metropolitan Series Fund, Inc., and the Calvert Responsibly Invested Balanced Portfolio. Both are mutual funds or a series of mutual funds used only for insurance and annuity contracts such as this one. The Metropolitan Series Fund is divided into portfolios each of which has its own investment objectives.

     "Investment Divisions" are part of the Separate Account. Each division invests in a corresponding portfolio of the Fund, rather than investing directly in stocks, bonds or other investments. Thus, the investment experience of each division will generally be the same as that of the corresponding portfolio, reduced by charges under this contract for services and benefits we provide. The cover page shows the available divisions. We will tell you about any changes.

     "Systematic Withdrawal Income Program (SWIP)" refers to the optional automatic withdrawal program in which you may choose to receive periodic payments of either a stated amount or a percentage of your account balance. Payments will start on the date you elect, i.e., the SWIP anniversary. SWIP may be stopped at any time. SWIP Payments will be taken prorata from each investment division and the Fixed Interest Account based on the account balance in each division and Fixed Interest Account at the time a payment is paid. SWIP is not available if there is an outstanding loan.

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     "We", "Us", "Our" and "MetLife" refer to Metropolitan Life Insurance
     Company.

     "You", "Your", "Me", "My" or "I" refer to you, the owner of this contract. The owner is also the annuitant and the measuring life. You may exercise all rights under this contract and your rights are nonforfeitable, i.e., your rights cannot be taken away.

2. HOW ARE PURCHASE PAYMENTS ALLOCATED AND HOW MUCH MONEY CAN BE CONTRIBUTED UNDER MY CONTRACT?

     Annuity purchase payments may be made while you are alive and before the date income payments begin, as follows: (a) if your issue age on the Contract Date was 59 or younger, purchase payments can be made at any time prior to the date you attain age 63, or (b) if your issue age on the Contract Date was 60 or older, purchase payments can be made at any time during the first three contract years. If you want to make purchase payments beyond your age 63 or the third contract year, you may do so, but a separate contract will be issued every three years to accept those purchase payments. All purchase payments should be sent to our designated office. No purchase payment will be credited before the Contract Date.

     You choose how purchase payments are allocated among the Fixed Interest Account and the investment divisions of the Separate Account. You may change your allocation for new purchase payments by telling us. The change will be made upon receipt, unless you specify a later date, which may be up to 30 days after we receive the request. Allocations must be in whole number percentages (e.g., 33 1/3% cannot be chosen).

     The lifetime maximum for all purchase payments is $500,000. We may either return amounts which are above this limit or agree to take them.

     Sections 403(b) and 415 of the Code limit the annual and aggregate amounts that may be contributed in 403(b) contracts. The purchase payments permitted under this contract may not exceed these limitations or the limitations in Sections 402(g) and 457(c)(1) of the Code which apply to elective deferrals under this contract and all other contracts you have through your employer.

     Whenever SWIP is in effect, purchase payments may not be made under an automatic procedure (e.g., purchase payments through salary reduction elective deferrals).

     We will not accept any purchase payments under this contract after you have made a withdrawal based on termination of employment under item 5(b) below.

3.   CAN MY CONTRACT BE CANCELED?

     If we do not receive purchase payments under your contract for over 36 consecutive months and the account balance is less than $2,000, we may, if permitted by law, cancel your contract by paying the full withdrawal value as if you had asked for a full cash withdrawal.

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4.   WILL METROPOLITAN ACCEPT TAX-DEFERRED AND AFTER-TAX PURCHASE PAYMENTS?

     We will accept the following types of tax-deferred purchase payments, which are not includable in your gross income under the Code:

     (a)  Salary reduction elective deferrals--purchase payments sent by your
          -----------------------------------
          employer under a salary reduction agreement with you.
     (b)  Required salary reduction non-elective deferrals--purchase payments
          ------------------------------------------------
          sent by your employer pursuant to a one-time irrevocable election of salary reduction you made at the time you initially became eligible to participate in the salary reduction agreement.
     (c)  Employer purchase payments--purchase payments sent by your employer
          --------------------------
          that are not salary reductions.
     (d)  Transfers and exchanges--purchase payments resulting from the tax-free
          -----------------------
          transfer or exchange of other 403(b) annuity contracts or custodial accounts.

     We may not accept employee after-tax purchase payments or any other after-tax purchase payments.

5.   CAN I MAKE WITHDRAWALS?

     Yes, but only to the extent permitted under Federal income tax rules as discussed in item 9.

     In addition, if your employer's plan is subject to certain other laws, restrictions may apply as discussed in Items 10 and 11. To request a withdrawal you may contact our designated office. Any withdrawal request must be signed by you and must clearly state the account (and investment division, if any) from which the withdrawal is to be made. We may require a minimum withdrawal of at least $500 or your entire account balance, if less.

     If you make a partial withdrawal from an investment division or the Fixed Interest Account, we will first withdraw any amounts from purchase payments that can be withdrawn with no withdrawal charge, then withdraw amounts from purchase payments subject to a withdrawal charge (ignoring the 10% exemption provided below), and will then withdraw other amounts from any earnings on purchase payments, in each case on a "first-in, first-out"
     (FIFO) basis. To determine from what amounts a withdrawal is taken for tax purposes, we will apply tax rules which may be different.

     Withdrawals to make direct transfers to 403(b) contracts or accounts may be made only as permitted by Federal income tax rules. Amounts subject to the withdrawal restrictions described in item 9 may only be transferred to contracts or accounts with the same or stricter restrictions. We need not allow more than two direct transfers to other 403(b) contracts or accounts in any contract year.

     While a loan is outstanding, you may not make any withdrawals that would reduce your Fixed Interest Account balance below 125% of any outstanding loan balance.

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     Any outstanding loan balance will be deducted from your Fixed Interest
     Account balance, to the extent permitted by the withdrawal restrictions described in item 9, before payment of a full withdrawal, income payments, or a death benefit. If the withdrawal restrictions prevent this, no full withdrawal may be made.

     Contract withdrawal charges are imposed separately on each purchase payment for the first seven purchase payment years as shown in the following table:

     Payment Year       1    2    3    4    5    6   7   8 & beyond
     Withdrawal Charge  7%   6%   5%   4%   3%   2%  1%        0%

     To determine the withdrawal charge, we treat the contract as if it were a single account, and ignore both your actual allocations and what account or division the withdrawal is actually coming from. To do this, we first treat your withdrawal as coming from purchase payments that can be withdrawn without a withdrawal charge, then from other purchase payments, and then from earnings on such purchase payments--in each case on a first-in, first-out basis. Once we have determined the amount of the withdrawal charge (as explained below), we will actually withdraw it from each account and investment division in the same proportion as the withdrawal that is being made. In determining what the withdrawal charge is, we do not include earnings, although the actual money to pay the withdrawal charge may come from earnings.

     No contract withdrawal charge will apply:

     (a) To a full withdrawal made while you are disabled (as defined under the Federal Social Security laws).
     (b) To any withdrawal that is not from your transfer or exchange purchase payments and earnings on such deposits, and have terminated employment with each employer under whose 403(b) arrangements purchase payments have been made to this contract (as verified in writing by each such employer) and have ten years of uninterrupted contract participation.
     (c) To any minimum withdrawal that is required to avoid Federal income tax penalties.
     (d)  To any withdrawal made after your death.
     (e) To any withdrawal made to provide income payments for life, or for a period of five years or more if the payments cannot be accelerated.

     Also, If your purchase payments have been 100% allocated to the Fixed interest Account and if you have never made any transfers to the Separate Account (other than automatic transfers of amounts equal to your interest), cumulative withdrawals charges will never be more than your earnings.

     In addition, if no loan is outstanding, the first withdrawal in a contract year will be exempt from the withdrawal charge to the extent of: (i) those amounts, if any, that can be withdrawn without a withdrawal charge, and
     (ii) any extra amounts needed to make the exemption equal to 10% of your account balance

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If you have elected the Systematic Withdrawal Program (SWIP), the SWIP amount to be paid in each subsequent 12 month period, beginning on the SWIP anniversary will, for purposes of the 10% free corridor provision (if applicable), be considered a single withdrawal as of the SWIP anniversary. If the SWIP withdrawal is the first in a contract year, withdrawal charges will not apply to any payment until cumulative SWIP payments from the SWIP anniversary exceed the greatest of:

(i) those purchase payments, if any, made eight or more purchase payment years ago, and

(ii) The extra amounts needed to make the exemption 10% of your account balance, determined as of each SWIP anniversary.

For partial withdrawals, we reduce the account balance, as follows: the amount to which no withdrawal charge applies, plus the amount to which a withdrawal charge applies divided by 100% minus the percentages shown above (so that if the percentage shown is 7% we divide by 93%). For full withdrawals, including full withdrawals from an investment division and from the Fixed and Separate Accounts, we multiply each amount to which the withdrawal charge applies by the percentages shown above, keep the resulting amount as a withdrawal charge and pay you the rest.

Example of Withdrawals
----------------------

Assume four purchase payments of $2,000 each allocated 50% to the Fixed Interest Account and 50% to the Growth Division of the Separate Account. Further, assume withdrawal charge percentages of 0%, 3%, 5% and 7% respectively; and balances of $5,380 in the Fixed Interest Account and $5,550 in the Growth Division. Assume no transfer or exchange purchase payments and that your entire account balance is eligible for withdrawal. You now ask for $3,500 from the Growth Division.

To determine the charge, we first take the $2,000 that can be withdrawn with no charge (the fact that only half of it went to the Growth Division does not matter--we are treating the contract as if it were a single account). We then take $1,500 from the second purchase payment (with a 3% withdrawal charge) and divide this $1,500 by 97%. The result is $1,546.39. Since the total of these two numbers is $3,546.39, and you asked for $3,500, the extra $46.39 is the withdrawal charge. We will take it from the Growth Division, as well as taking the $3,500 from there. Your Growth Division balance is now $2,003.61, and the total account balance is $7,383.61.

If you then take a full withdrawal, we multiply the remaining $453.61 from your second purchase payment by 3% ($13.61), the third $2,000 purchase payment by 5% ($100), and the fourth $2,000 purchase payment by 7% ($140). No charge applies to the earnings. Thus, we withdraw $255 as the withdrawal charge, and pay you the remaining $7,128.61.

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     As required by law, we have the right to delay paying any cash withdrawals from the Fixed Interest Account for up to six months. We do not intend to do this except in an extreme emergency. We would, of course, credit interest during any delay.

6.   HOW IS INTEREST CREDITED TO THE FIXED INTEREST ACCOUNT?

     Interest on each purchase payment allocated to the Fixed Interest Account will be credited from the date the purchase payment is received at our designated office or transferred to the Fixed Interest Account. Interest will be credited on amounts in the Fixed Interest Account until the earliest of: (a) withdrawal because of your death (or your spouse's if he or she continues the contract), (b) the dates the amounts are withdrawn or transferred to the Separate Account, or (c) the date you start to receive income payments under item 17.

     Interest rates will be set by us from time to time, but will never be less than 3%. A different interest rate may apply to each purchase payment depending on the date the purchase payment is received at our designated office. The declared interest rate in effect when a new purchase payment is received will be credited on that purchase payment until the last day of the first purchase payment year. A new interest rate will be declared for each new purchase payment year and will apply both to the original purchase payment and all earnings on that purchase payment. We may declare interest rates for one year periods starting on the date the purchase payment is received, instead of based on purchase payment years. If we do so, we will tell you in advance. We will only do this for new purchase payments.

     The interest rates we declare are "annual effective yields". The actual rates we use on a day-to-day basis are slightly lower, but, if the purchase payment is left in your contract for a full year, it will grow by the full interest rate we declared because we compound interest daily.

     We may have one interest rate for transfers and exchanges and a different interest rate for other purchase payments.

     The Fixed Interest Account balance is subject to any withdrawal charges and administrative fees that may apply.

7.   WHAT IS THE SEPARATE ACCOUNT AND HOW DOES IT OPERATE?

     It is Metropolitan Life Separate Account E, an investment account we maintain separate from our other assets.

     We own the assets in the Separate Account. The Separate Account will not be charged with liabilities that arise from any other business that we conduct. We will add amounts to the Separate Account from other contracts of ours.

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The Separate Account is divided into investment divisions, each of which buys shares in a corresponding portfolio of the Fund. Thus, the Separate Account does not invest directly in stocks, bonds, etc., but leaves such investments to the Fund to make. The Fund combines assets from the Separate Account as well as other separate accounts of ours and our affiliates.

We keep track of each investment division of the Separate Account separately, using accumulation units. When you put money into an investment division, we credit you with accumulation units. When you take money out of the investment division, we reduce the number of your accumulation units. In either case, the number of accumulation units you gain or lose is determined by taking the dollar amount of the purchase payment, transfer or withdrawal and dividing it by the value of an accumulation unit at the time of the transaction. Thus, if you transfer in $5,000, and the value of an accumulation unit is $100, you will get 50 accumulation units.

Initially, we set the value of each accumulation unit. At the end of each valuation period, we then revise it by taking the net asset value of a share in the applicable Fund portfolio at the end of the valuation period, add any Fund dividend or capital gain distribution during the valuation period, subtract any per share charge for taxes and reserves for taxes, and divide this total by the net asset value of a share of the same portfolio or series at the start of the valuation period. Then we subtract a charge for administrative expenses and mortality and expense risks we assume under the contract, not to exceed the daily charge shown on the cover page which equals the annual effective rate shown on the cover page. This calculation results in a factor that we multiply the previous accumulation unit value by, in order to determine the new accumulation unit value.

A valuation period is the period between one calculation of an accumulation unit value and the next calculation. Normally, we calculate accumulation units once each day the New York Stock Exchange is open for trading, but we can delay this determination if an emergency exists, making valuation of assets in the Separate Account not reasonably practicable, or the Securities and Exchange Commission permits such deferral. We may change when we calculate the accumulation unit value by giving you 30 days notice, to the extent permitted by law.

The Mortality and Expense Risk charge compensates us for increased mortality and expenses not anticipated by other charges guaranteed in the contract. If this charge is more than sufficient, we retain the balance as profit.

Purchase payments added to the Separate Account will be credited as of the end of the valuation period during which we receive them at our designated office or they are transferred from the Fixed Interest Account. Additions to or withdrawals from an investment division may only be made as of the end of a valuation period.

We may make certain changes to the Separate Account if we think they would best serve the interests of participants in or owners of similar contracts or would be appropriate in carrying out the purposes of such contracts. Any changes will

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     be made only to the extent and in the manner permitted by applicable laws.
     Also, when required by law, we will obtain your approval of the changes and approval from any appropriate regulatory authority.

     Examples of the changes to the Separate Account that we may make include:

     o To transfer any assets in an investment division to another investment division, or to one or more other separate accounts, or to our general account; or to add, combine, or remove investment divisions in the Separate Account.

     o To substitute, for the Fund shares held in any portfolio, the shares of another class of the Fund or the shares of any other investment permitted by law.

     If any changes result in material change in the underlying investments of an investment division to which an amount is allocated under the contract, we will notify you of the change. You may then make a new choice of investment divisions.

8.   CAN MONEY BE TRANSFERRED WITHIN THIS CONTRACT?

     Yes. An unlimited number of transfers can be made between investment divisions of the Separate Account, from an investment division to the Fixed Interest Account or from the Fixed Interest Account to any investment division. While a loan is outstanding, you may not make any transfer that would reduce your Fixed Interest Account balance below 125% of the outstanding loan balance. You can make an unlimited number of transfers by telling us.

     If you make a transfer from the Fixed Interest Account, we will take the transfer from the same purchase payments and earnings as if it had been a withdrawal from the contract. If you transfer money from the Fixed Interest Account to the Separate Account and then you transfer money from the Separate Account to the Fixed Interest Account (or from the Separate Account to the Fixed Interest Account and then from the Fixed Interest Account to the Separate Account) within 12 months, this will be treated as a return of the same money (whether or not it really is). Thus, after the transfer, the Fixed Interest Account, will earn the same interest rate that it would have been earning had neither transfer ever taken place. Any amounts in excess of the original transfer from the Separate Account and any amounts transferred back to the Fixed Interest Account more than 12 months after the first transfer will be treated as a new purchase payment to the Fixed Interest Account and will earn the current interest rate for new purchase payments.

9.   HOW DO FEDERAL INCOME TAX RULES AFFECT MY CONTRACT?

     These rules affect your contract in several ways:

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     (a)  Purchase payments are not included in your gross income and, therefore, are not currently taxable. The earnings on these purchase payments are also tax-deferred.

     (b) Salary reduction elective deferral purchase payments after December 31, 1988 and the earnings credited to those purchase payments cannot be withdrawn until you attain age 59 1/2, retire, terminate employment, become disabled as defined in Code Section 72(m)(7), or die. This restriction also applies to earnings after December 31, 1988 on amounts attributable to your pre-1989 elective deferral purchase payments. We are required by the Code to prohibit these withdrawals, except as noted in this item 9(b) below.

          If you suffer an unforeseen financial hardship, you may become eligible to withdraw the post-1988 elective deferral purchase payments, but not the earnings on them. (We will require adequate proof of your financial hardship.) To the extent Federal Income tax rules permit, we will not apply these restrictions to pre-1989 403(b) balances transferred on a non-taxable basis into this contract or to restrict transfers on a non-taxable basis to other 403(b) contracts or accounts. In applying these restrictions, we will treat this contract as if it were a single account and ignore your actual allocations.

          To the extent that we are required to apply the withdrawal restrictions of Code Section 403(b)(7)(A)(ii) to balances transferred on a non-taxable basis into this contract, we will do so.

     (c)  You must start to receive your account balance no later than April
          1 of the calendar year following the calendar year in which you reach age 70 1/2. If you are a participant in a government or church sponsored plan, you do not have to start to receive your account balance until you retire. Payment must be in a lump-sum or over a period not exceeding: (i) your lifetime; (ii) your life expectancy;
          (iii) the joint lifetimes of you and your beneficiary; or (iv) the joint life expectancy of you and your beneficiary. If your beneficiary is not your spouse and has a longer life expectancy than you, Federal income tax rules may require payment over a shorter period than shown in (iii) and (iv) above. Withdrawals must be made in accordance with Code Section 401(a)(9) and the regulations thereunder, including Regulation 1.401(a)(9)-2. Any withdrawal or income option under this contract which is inconsistent with Federal income tax rules is not valid.

     (d) In order to preserve the status of your contract as a 403(b) annuity, we have the right to amend this contract to make it comply with Federal income tax rules. We will notify you of any amendments and, when required by law, we will obtain the approval of the appropriate regulatory authority.

          We will refund all or part of your account balance, if necessary, to maintain your contract as a 403(b) annuity. If we make such refunds or payments, we will adjust your account balance accordingly.

     (e) For distributions made after 1992, notwithstanding any provisions to the contrary that would otherwise limit an election under this provision, you (or your surviving spouse, or former spouse who is an alternate payee under a qualified domestic relations order, as defined in Section 414(p) of the Code, hereinafter referred to as "payee", may elect at that time and in the manner prescribed by MetLife as payor to have any portion of an eligible rollover distribution paid directly to an eligible retirement plan you specify in a direct rollover. A direct rollover is a payment under this contract to the eligible retirement plan specified by the payee. An eligible rollover distribution from this contract is the taxable portion of any distribution to you, except that an eligible rollover distribution does not include the following: (a) any distribution that is one of a series of substantially equal periodic payments (not less frequently that annually) made for the life (or life expectancy of the payee or the joint lives or joint life expectancies) of the payee and his or her designated beneficiary; (b) any distribution that is one of a series substantially equal periodic payments (not less frequently than annually) for a specified period of 10 years or more; (c) any distribution to the extent such distribution is required under Section 401(a)(9) of the Code; or (d) the portion of any distribution that is not includable in gross income. An eligible retirement plan is an individual retirement account as described in Section 408(a) of the Code, an individual retirement annuity as described in Section 408(b) of the Code, a tax-sheltered annuity as described in Section 403(b) of the Code, that accepts your eligible rollover distribution. However, in the case of an eligible rollover distribution to your surviving spouse, an eligible retirement plan is an individual retirement account or individual retirement annuity.

10. WHAT SPECIAL RULES APPLY IF PURCHASE PAYMENTS TO MY CONTRACT ARE MADE UNDER A 403(B) PLAN SUBJECT TO ERISA?

     If purchase payments to your contract have been made under a 403(b) plan subject to the Employee Retirement Income Security Act (ERISA) and if you have a spouse, the income payments, withdrawal provisions, methods of payment of the death benefit, and loans under this contract are subject to your spouse's rights as described below. In these circumstances, benefits under the contract are provided in accordance with the applicable consent, present value, and other requirements of Code sections 401(a)11 and 417 applicable to your plan. The cover page shows whether the plan is subject to ERISA.

     If you have a spouse, your spouse must give a qualified consent whenever you elect to:

     a. choose income payments other than on a qualified joint and survivor basis (one under which we pay you for your life and then make payments reduced by no more than 50% to your spouse for his or her remaining life, if any);
     b.   make a withdrawal;
     c.   take a loan under this contract;

     d. designate a beneficiary other than your spouse for more than 50% of the death benefit;

     A qualified consent must be in writing, dated, signed by your spouse, witnessed by a notary public and in a form satisfactory to us. Such consent must be executed during the 90 day period ending with the date income payments are to commence, the withdrawal is to be made, or the loan is to be made, as the case may be. If you die, your surviving spouse will be your beneficiary unless he or she has given a qualified consent otherwise. A qualified consent may not be given to beneficiary designations or changes until you attain age 35 or terminate employment with the employer then making purchase payments to this contract, whichever comes first. There is no limit to the number of your elections as long as a qualified consent is given each time.

     The consent of your spouse will not be required if you, your estate representative, or your beneficiary establishes it cannot be obtained because there is no spouse, or because the spouse cannot be located.

11.  MAY I BORROW MONEY UNDER MY CONTRACT?

     Yes, from the Fixed Interest Account balance only. The amount that is available for you to borrow will be determined based on your entire 403(b) account balance as described below. Loans are only available before income payments begin. Loans will not be allowed for terms of less than one year or more than five years (15 years for the purchase of a principal residence). Also, a loan will not be available if you have elected SWIP.

     LOANS FROM NON-ERISA CONTRACTS
     ------------------------------

     If your 403(b) Plan is not subject to ERISA, as specified on the cover page, the total amount of loans outstanding at any time may not exceed the lesser of $50,000 (reduced by the highest outstanding loan balance of all loans from all plans from the employer during the one year period ending on the day before the date of the loan); or 50% of your account balance. However, to the extent permitted by law, we may permit loans not to exceed 80% of your account balance if your account balance is less than $12,500 or not to exceed $10,000 if your account balance is between $12,500 and $20,000). We do not permit loans under $1,000.

     We will charge you interest at the rate of 5% on the amount you borrow from the date of the loan until the date the loan is repaid. When we make your loan, your account balance will not be reduced. Instead, the portion of your account balance equal to the outstanding loan will earn 3%, i.e., 2% less than the interest rate we charge on the loan.

LOANS FROM ERISA CONTRACTS
--------------------------

If your 403(b) Plan is subject to ERISA, as specified on the cover page, the total amount of loans outstanding at any time may not exceed the lesser of $50,000 (reduced by the highest outstanding loan balance of all loans from all plans of the employer during the 1 year period ending on the day before the date of the loan) or 40% of your account balance. We do not permit loans under $1,000. If you are married, a qualified consent by your spouse (as described in item 10) must be provided.

We will charge you interest on the amount you borrow at an adjustable loan interest rate based on Moody's Corporate Bond Index Average ("Moody's"). The adjustable loan interest rate will be declared each calendar quarter (January 1, April 1, etc.), based on Moody's, determined as of two months prior to the effective date of the declared loan interest rate. For example, the quarterly loan interest rate declared for April 1, 1994 will be based on Moody's rate for January 1994, determined as of February 1, 1994. The initial loan interest rate will remain in effect for the twelve month period ending on the anniversary date of your loan. The rate is subject to adjustment annually as of the anniversary date of the loan. Your existing loan interest rate will change whenever the difference between your existing rate and the new loan interest rate in effect on that anniversary is equal to or more than 1/2 percent. The adjusted loan interest rate applicable for the following year will never exceed the higher of:
(a) the Moody's rate as determined above, and (b) the current annualized interest rate used to determine the cash value of this contract plus one percent.

When we make your ERISA loan, your contract's account balance will not be reduced. Instead, the portion of your Fixed Interest Account balance (determined on a first-in, first-out basis) from purchase payments first and then interest on such purchase payments equal to the outstanding loan will no longer earn the declared interest rates, but instead will earn 2% less than the rate we charge on the loan. Also, withdrawals and transfers will be restricted as described in items 9 and 10.

REPAYMENT OF NON-ERISA LOANS AND ERISA LOANS
--------------------------------------------

The loan must be repaid at least quarterly in substantially level payments of principal and interest.

If you fail to pay any loan repayment when it is due, we will treat it as a taxable distribution to you at the time of the default and withdraw the amount in default from your account balance, to the extent permitted by Federal income tax and Department of Labor rules. If we cannot withdraw the defaulted loan amount because of Code restrictions, the loan amount will continue to accrue additional interest until the withdrawal can be made. Such additional interest will be treated as a taxable distribution to you, and reported for the calendar year during which such additional interest is charged.

      Any default that is reported as a taxable distribution may be subject to an additional tax penalty for withdrawals before age 59 1/2.

      Notwithstanding anything in this contract to the contrary, the terms of the loan are governed by Section 72(p) of the Code and any rules and regulations issued thereunder.

      Only one loan may be outstanding on your contract at any time, unless we agree to allow more than one loan.

      We reserve the right to delay allowing any loan for up to six months. We do not intend to do this except in an extreme emergency.

12.   MAY I ASSIGN THIS CONTRACT, OR USE IT AS COLLATERAL FOR A LOAN?

      No. In order to qualify as a 403(b) annuity, your contract is not transferable. Your contract may not be sold, assigned, discounted or pledged as collateral for a loan. You are permitted to borrow amounts from your Fixed Interest Account balance within specified limits as described above (see item 11).

13.   ARE ADMINISTRATIVE FEES DEDUCTED FROM MY CONTRACT?

      At the end of each contract year, we may deduct a $20 administrative fee from your Fixed Interest Account on a "first-in, first-out" basis from purchase payments and then from earnings on such purchase payments, if the account balance is less than $10,000 and no purchase payments were received during the contract year. If your Fixed Interest Account balance is less than $20 at the end of a contract year, we will waive the fee. We will also waive any fee due when your contract ends. We may also waive the fee for other reasons. If we do so we will tell you. No administrative fee applies to the Separate Account.

14.   ARE DIVIDENDS PAYABLE UNDER MY CONTRACT?

      No, your contract is nonparticipating and does not share in any distribution of our surplus.

15.   CAN METROPOLITAN GUARANTEE ME AN INCOME FOR AS LONG AS I LIVE?

      Yes. You can receive periodic income payments guaranteed for life on a monthly, quarterly, semiannual or annual basis. These payments may also be guaranteed for at least five years, but not beyond your life expectancy or the joint life expectancy if there is more than one payee.

      You may begin receiving income payments at any date you choose if it is more than 12 months after the contract date and if you tell us at least 30 days in advance (subject to the provisions in item 9). We will send you information and the necessary forms to sign, upon receipt of your request at our designated office. Once income payments start, you will not be able to make cash withdrawals or change the choice of income plan.

     We will automatically send you information about income plans when you attain age 70. If you do not choose an income plan, or make a full cash withdrawal, we will assume that you are receiving all required distributions from other 403(b) contracts and that you want this contract to remain in effect. We will continue this contract in effect until you direct us otherwise.

     If you are a participant in a government or church sponsored plan and if you ask us to do so, we will delay any of these options until you tell us that you have retired.

     If your date of birth is not correct on the application for your contract, we will adjust the income payments to agree with your correct age. If we have already made any payments that were wrong, we will increase or decrease future payments to pay or recover the difference, plus interest at 6%. We may require that you provide proof of age when income payments are to start. We may also require proof that you are still alive on the due date of each income payment.

16.  WHAT HAPPENS IF I DIE BEFORE INCOME PAYMENTS START?

     After we receive proof of death and a properly completed claim form, we will pay the death benefit (as of the date of settlement) to your beneficiary or permit him or her to select one of our available income plans. If you name no beneficiary (or none is alive when you die), we will pay the contingent beneficiary.

     If you name no contingent beneficiary (or none is alive when you die), we will pay your estate. If your estate or other non-natural person becomes entitled to payment, we will pay the entire death benefit in a lump sum to such person. Payment to more than one beneficiary or more than one contingent beneficiary will be divided equally among them, unless you specify otherwise.

     The entire death benefit under this contract must be distributed in a single sum by no later than the end of the calendar year which includes the fifth anniversary of your death. If, however, your beneficiary is a natural person, your beneficiary may choose an income plan for life or for a period of years not more than his or her life expectancy. The income payments must begin by the end of the calendar year following your death. If Treasury Regulations allow, we may permit our payments to start later.

     If your beneficiary is your spouse, then your spouse may continue your contract as participant until the calendar year that you would have reached age 70 1/2. Your spouse cannot make any purchase payments to the contract.

     After payments start, we may require proof that the payee is alive on the due date of each income payment.

     The death benefit is the greatest of:

     a. The entire account balance less any outstanding loan balance as of the date we receive proof of death and a properly completed claim form (no withdrawal charge will apply and no administrative fee will be deducted), or

     b. The total purchase payments made less any outstanding loan balance, any withdrawals, and fees, or

     c. The highest account balance as of the end of the calendar year in which any prior five year (5th, 10th, 15th, etc.) contract anniversary occurs, less any later withdrawals, charges and outstanding loan balance, and any other applicable administrative fees.

17.  WHAT HAPPENS IF I DIE AFTER INCOME PAYMENTS START?

     After we receive proof of death and a properly completed claim form, income payments will continue to your beneficiary (even if the beneficiary is your spouse) for the rest of any guaranteed period, if any, for the income plan chosen. If the guaranteed period has ended, or if there is none, no further payments will be made. If your estate (or other non-natural person) becomes entitled to payment, we will pay the value of any remaining payments, computed as of the date of death using the interest rate we use to set those payments, in a lump-sum to such person reduced by any payments made after the date of death. The Code requires payments to be distributed at least as rapidly as under the method of distribution being used prior to your death.

18.  WHO IS MY BENEFICIARY AND MAY I CHANGE MY BENEFICIARY?

     Your beneficiary is the person or persons you name to receive benefits in the event of your death. You may name a contingent beneficiary who would become the beneficiary if all the beneficiaries die before you do. If Item 10 applies, however, your surviving spouse will be your beneficiary unless he or she has given qualified consent otherwise.

     You may change your beneficiary or contingent beneficiary at any time before income payments start. Ask us for our "Change of Beneficiary" form. The change will take effect as of the date you signed the form, but no change will bind us until it is recorded at our designated office.

     After income payments start, you may change the beneficiary for any future guaranteed income payments. If the payment is being made over two lifetimes and the other person survives you, he or she can change the beneficiary. The name of any person(s) over whose life or lives payment is being made cannot be changed.

19.  HOW ARE INCOME PAYMENTS THAT ARE GUARANTEED FOR LIFE CALCULATED?

     Life income payments are calculated as shown on page 18. As required by law, this shows the lowest payments that we could ever make. We expect our actual payments to be higher. Actual payments will not be less than those we would provide to a person in the same class under a single payment immediate annuity bought with an equal amount at the time annuity payments start.

20. CAN I ARRANGE A SPECIFIC INCOME PLAN FOR MY BENEFICIARY TO TAKE EFFECT AFTER I DIE?

     Yes. You can choose certain income plans for your beneficiary which we will honor at your death, unless income payments are already being made under item 17 at that time. Such income plans must provide for payments of your remaining interest in the contract over your beneficiary's life or over a period not exceeding his or her life expectancy. Payments must start by the end of the calendar year following your death unless permitted to begin under Treasury Regulations.

     If you die while withdrawals are being taken in accordance with item 9(c), the entire remaining balance in the contract must be distributed at least as rapidly as under the method of distribution being used at the time of your death.

21. CAN I MAKE TAX FREE TRANSFERS FROM OTHER METLIFE 403(B) CONTRACTS OR CERTIFICATES I OWN TO THIS CONTRACT?

     Yes, if both you and we agree. If agreed to and you do make a tax-free transfer as described in item 4(d), we will, for purposes of contract withdrawal charges, credit your purchase payments with the time you held them under our other contracts and certificates prior to the time they were transferred.

22   HOW CAN I GET INFORMATION ABOUT MY CONTRACT AND ITS VALUE?

     At least twice each contract year, before income payments start, we will send you a statement with details on purchase payments, values withdrawals, and other information about your contract. If you need information at other times, please tell us.

     Any time you have to tell us something (e.g., to request additional information, to make transfers, to change your allocation for new purchase payments, to make withdrawals), you must send written notice to our designated office unless we have set up some other procedure, such as notice by telephone.

23. DOES MY CONTRACT CONTAIN ALL THE PROVISIONS THAT MAKE UP MY ENTIRE CONTRACT WITH YOU?

     Yes, your contract and any riders and endorsements included in it make up your entire contract with us. We will never contest the validity of this contract. Changes in its provisions may only be made in writing by our President, Secretary, or a Vice-President. No provision may be waived or changed by any of our other employees, representatives or agents.

                                TABLE OF VALUES
                    MINIMUM FIXED INTEREST ACCOUNT BALANCE
                                    AGE 45

    For a contract without any partial withdrawals and no outstanding loans
 Basis: $1,000 annual contributions allocated to the Fixed Interest Account at the beginning of each year up through age 62.
          Values are NOT proportional for other purchase payments and
                     ---
                assume no transfer or exchange purchase payments

                               TABLE A                           TABLE B
            -----------------------------------------------------------------------
  End of     Minimum       Guaranteed        Guaranteed       Age     Guaranteed
 Contract    Account    Minimum Account       Annual          When     Minimum
   Year      Balance    Withdrawal Value  Effective Rate    Applied    Monthly
                                             of Return                  Income per
                                                                      $1,000 of
                                                                       Account
                                                                       Balance

                                                                        Unisex
    1       $ 1,030.00        $ 1,000.00        0.00%          59        $3.96
    2       $ 2,090.90        $ 2,000.00        0.00%          60        $4.02
    3       $ 3,183.63        $ 3,019.55        0.33%          61        $4.09
    4       $ 4,309.14        $ 4,106.37        1.05%          62        $4.16
    5       $ 5,468.41        $ 5,234.82        1.53%          63        $4.24
    6       $ 6,662.46        $ 6,405.79        1.87%          64        $4.32
    7       $ 7,892.34        $ 7,620.23        2.12%          65        $4.40
    8       $ 9,159.11        $ 8,879.11        2.31%          66        $4.49
    9       $10,463.88        $10,183.88        2.46%          67        $4.59
    10      $11,807.80        $11,527.80        2.57%          68        $4.69
    11      $13,192.03        $12,912.03        2.65%          69        $4.79
    12      $14,617.79        $14,337.79        2.71%          70        $4.90
    13      $16,086.32        $15,806.32        2.76%          71        $5.02
    14      $17,598.91        $17,318.91        2.79%          72        $5.14
    15      $19,156.88        $18,876.88        2.82%          73        $5.27
    16      $20,761.59        $20,481.59        2.85%          74        $5.40
    17      $22,414.44        $22,134.44        2.87%          75        $5.55
    18      $24,116.87        $23,836.87        2.88%
    19      $24,840.37        $24,630.37        2.92%
    20      $25,585.59        $25,435.59        2.95%
  Age 60    $19,156.88        $18,876.88        2.82%
  Age 65    $25,585.59        $25,435.59        2.95%
  Age 70    $29,660.71        $29,660.71        3.00%
---------------------------------------------------------------------------------

The guaranteed minimum interest rate used to determine the values shown above is 3%. Values during the year will include interest for the completed part of the year.

The guaranteed Fixed Interest Account minimum withdrawal values shown above equal the comparable minimum account balances minus a withdrawal charge. The withdrawal charge does not exceed 7% and does not apply to any purchase payment after seven years from our receipt of such purchase payment.

Contract values will never be less than the minimum benefits required by the law of the state where this contract is delivered. We have told the chief insurance regulator of the state where we delivered this contract how we computed these values. On request we will provide the method of computation and values for years not shown.

The guaranteed minimum monthly income at ages shown in Table B is the minimum amount per $1,000 of account balance we would pay over your lifetime with a guaranteed payment period of 10 years. This and other income plans that you may choose are described in item 15. To compute minimum payments we use an interest rate of 3% and the 1983 individual Mortality Table A (Metropolitan Adjusted), and expenses appropriate for maintaining the contract.

                                TABLE OF VALUES
                                  LIFE ANNUITY
                     MINIMUM FIXED INTEREST ACCOUNT BALANCE
                                     AGE 45

    For a contract without any partial withdrawals and no outstanding loans
Basis: $1,000 Annual Purchase Payment allocated to the Fixed Interest Account at beginning of each year
                               up through age 62
          Values are NOT proportional for other purchase payments and
                     ---
                    assume no transfer or exchange deposits

                               TABLE A                                     TABLE B

  End of     Minimum       Guaranteed        Guaranteed       Age    Guaranteed Minimum
 Contract    Account    Minimum Account       Annual         When      Monthly Income per
   Year      Balance    Withdrawal Value  Effective Rate    Applied  $1,000 of Account
                                             of return                    Balance

                                                                           Unisex
    1       $ 1,030.00        $ 1,000.00       0.00%           59          $3.98
    2       $ 2,090.90        $ 2,000.00       0.00%           60          $4.05
    3       $ 3,183.63        $ 3,003.63       0.33%           61          $4.12
    4       $ 4,309.14        $ 4,089.14       1.05%           62          $4.20
    5       $ 5,468.41        $ 5,218.41       1.53%           63          $4.28
    6       $ 6,662.46        $ 6,392.46       1.87%           64          $4.37
    7       $ 7,892.34        $ 7,612.34       2.12%           65          $4.46
    8       $ 9,159.11        $ 8,879.11       2.31%           66          $4.56
    9       $10,463.88        $10,183.88       2.48%           67          $4.66
    10      $11,807.80        $11,527.80       2.57%           68          $4.77
    11      $13,192.03        $12,912.03       2.65%           69          $4.89
    12      $14,617.79        $14,337.79       2.71%           70          $5.01
    13      $16,086.32        $15,806.32       2.76%           71          $5.15
    14      $17,598.91        $17,318.91       2.79%           72          $5.29
    15      $19,156.88        $18,876.88       2.82%           73          $5.44
    16      $20,761.59        $20,481.59       2.85%           74          $5.60
    17      $22,414.44        $22,134.44       2.87%           75          $5.78
    18      $24,116.87        $23,836.86       2.88%
    19      $24,840.37        $24,630.37       2.92%
    20      $25,585.59        $25,435.59       2.95%
  Age 60    $19,156.88        $18,876.88       2.92%
  Age 65    $25,585.59        $25,435.59       2.95%
  Age 70    $29,660.71        $29,660.71       3.00%
----------------------------------------------------------------------------------------

The guaranteed minimum interest rate used to determine the values shown above is 3%. Values during the year will include interest for the completed part of the year.

The guaranteed Fixed Interest Account minimum withdrawal values shown above equal the comparable minimum account balances minus a withdrawal charge. The withdrawal charge does not exceed 7% and does not apply to any purchase payment after seven years from our receipt of such purchase payment.

Contract values will never be less than the minimum benefits required by the law of the state where this contract is delivered. We have told the chief insurance regulator of the state where we delivered this contract how we computed these values. On request we will provide the method of computation and values for years not shown.

The guaranteed minimum monthly income at ages shown in Table B is the minimum amount per $1,000 of account balance we would pay over your lifetime. This and other income plans that you may choose are described in item 15. To compute minimum payments we use an interest rate of 3% and the 1983 individual Mortality Table A (Metropolitan Adjusted), and expenses appropriate for maintaining the contract.

                                     INDEX

Subject                                         Q&A #(s)           Page(s)
-------------------------------------------  ---------------  -----------------

Administrative Fees                                 13               13
Assignment                                          12               13
Beneficiary                                         18               15
Cancellation                                         3                2
Computation of Values                               19               16
Contract and Authority                              23               17
Purchase Payments                                   2, 4            2, 3
Death Benefit                                   16, 17           14, 15
Definitions                                          1                1
Dividends                                           14               13
ERISA                                               10               10
Fixed Interest Account                               6                6
Income Payments                              15,16,17,19,20   13,14,15,16,16
Information We Give You                             22               16
Loans                                               11               11
Separate Account and Investment Divisions            7                6
Tax Rules                                            9                9
Transfers                                        8, 21            8, 16
Withdrawals                                          5                3


                                     NOTICE


When you write to us, please give us your name, address and contract number.

Please notify us promptly of any address changes. We will write to you at your last known address.

Checks, drafts or money orders must be drawn to the order of MetLife. All payments must be made in U.S. currency.

                      PLEASE READ THIS CONTRACT CAREFULLY

                          MULTIFUNDED ANNUITY CONTRACT

ALL VALUES PROVIDED BY THIS CONTRACT WHICH ARE BASED ON THE INVESTMENT EXPERIENCE OF THE SEPARATE ACCOUNT ARE VARIABLE AND ARE NOT GUARANTEED AS TO AMOUNT.